

March 2, 2015

John H. Briscoe
Chief Financial Officer
Bristow Group, Inc.
2103 City West Boulevard, 4th Floor
Houston, Texas 77042

      Re: Bristow Group, Inc.
              Form 10-K for the Year Ended March 31, 2014
              File No. 001-31617

Dear Mr. Briscoe:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Unit Operating Results

Corporate and Other, page 54

1. We note your disclosure on page 54 that in fiscal 2014 you recorded an impairment of inventory of $12.7 million related primarily to spare parts held for a medium aircraft model where you have decided to remove this model from your fleet over the next two fiscal years. We also note that this impairment charge has been allocated entirely to the Corporate and Other business unit. Please explain to us why you believe it is appropriate to allocate this charge to the Corporate and Other business unit, rather than one of the geographical business units.

Notes to the Financial Statements

Note 9. Taxes, page 105

2. We note that the reconciliation of the U.S. Federal statutory rate to the effective income tax rate includes a line item titled "Net foreign tax on non-U.S. earnings." For example, confirm if this line represent the difference between the U.S. statutory tax rate of 35% and: (1) the statutory tax rate on non-U.S. earnings, (2) the actual tax rate on non-U.S. earnings, or (3) something else. Additionally, explain how this line item relates to the other reconciling items related to foreign taxes. Finally, please tell us your primary foreign jurisdictions, the effective tax rates in those jurisdictions, and the amount of pre-tax profit in those jurisdictions, and the nature of the factors that are driving the changes in this line item from year to year.

3. We note that the reconciliation of the U.S. Federal statutory rate to the effective income tax rate also includes a line item titled "Foreign earnings indefinitely reinvested abroad." Please explain to us the nature of the amounts included in this line item and how they differ from the line "Net foreign tax on non-U.S. earnings." Also, please tell us the nature of the factors that are driving the changes in this line item from year to year.

4. Your foreign tax expense (i.e., current foreign tax expense plus deferred foreign tax expense) as a percentage of foreign pre-tax income has varied from year to year (10.4% in 2014, 19.3% in 2013, and 15.5% in 2012). Please explain to us the nature of the factors that are driving these changes to the extent not addressed in your response to our comments 2 and 3.

Note 10. Employee Benefit Plans, page 108

5. We note your disclosure in Note 10 that in November 2013 the compensation committee of the board of directors authorized an amendment to all outstanding awards under the 2004 and 2007 plans. Please explain to us how you accounted for this modification under the guidance in ASC 718-20-35 and tell us the amount of any expense that was recognized during fiscal 2014 as a result of the modification. If the total incremental compensation cost resulting from the modification was material, revise to disclose the amount pursuant to ASC 718-10-50-2h.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3379 if you have questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief